Exhibit 23.1

Consent of Independent Public Accounting Firm

Innovative Industrial Properties, Inc.

San Diego, California

We consent to the incorporation by reference in the Current Report on Form 8-K of Innovative Industrial Properties, Inc. (the “Company”) dated December 19, 2016 and in the Registration Statement on Form S-8 (File No. 333-214919) of the Company of our report dated June 13, 2016 (except for Note 14 which is as of November 16, 2016), relating to the financial statements of PharmaCann LLC, which comprise the balance sheets as of December 31, 2015 and December 31, 2014 and the related statements of income, members’ equity, and cash flows (Restated) for the year and period then ended, and the related notes to the financial statements appearing in the Company’s final prospectus, dated November 30, 2016, relating to the Company’s Registration Statement on Form S-11, as amended (File No. 333-214148).

Martin, Hood, Friese & Associates, LLC

Champaign, Illinois
December 21, 2016